Exhibit 99.7

LIMITED GUARANTEE

This Limited Guarantee, dated as of March 12, 2021 (this “Limited Guarantee”), is made by Mr. Zhili Wang, Mr. Debao Wang, Mr. Guoan Xu, Mr. Qingmao Zhang, Mr. Long Lin and Mr. Jishan Sun (each a “Guarantor” and, collectively, the “Guarantors”), in favor of China Customer Relations Centers, Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Guaranteed Party”). Reference is hereby made to the Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among Taiying Group Ltd., a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), Taiying International Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (“Merger Sub”), and the Guaranteed Party. Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Merger Agreement.

1. Limited Guarantee.

Each Guarantor hereby absolutely, irrevocably and unconditionally, severally but not jointly, guarantees to the Guaranteed Party, subject to the terms and conditions hereof, but only up to the Maximum Amount (as defined below), on the terms and subject to the conditions herein, the due and punctual payment, performance and discharge of his respective percentage as set forth opposite such Guarantor’s name on Schedule A hereto (for each such Guarantor, the “Guaranteed Percentage”) of Parent’s obligation to pay to the Guaranteed Party (i) the Parent Termination Fee if and when required pursuant to Section 8.2(c) of the Merger Agreement and (ii) the costs and expenses actually incurred or accrued in connection with the collection under and the enforcement of Section 8.2(c) of the Merger Agreement if and when required pursuant to Section 8.2(d) of the Merger Agreement (collectively, the “Guaranteed Obligation”); provided that in no event shall a Guarantor’s liability under this Limited Guarantee exceed an amount equal to its Guaranteed Percentage of the Guaranteed Obligation (such limitation on the liability of each Guarantor being hereinafter referred as the “Maximum Amount”), and the Guaranteed Party hereby agrees that (a) each Guarantor shall in no event be required to pay more than the Maximum Amount under or in respect of this Limited Guarantee and (b) each Guarantor shall not have any obligation or liability to any Person (including, without limitation, to the Guaranteed Party’s equityholders, Affiliates and/or Subsidiaries) relating to, arising out of or in connection with, this Limited Guarantee or the Merger Agreement other than as expressly set forth herein. This Limited Guarantee may be enforced for the payment of money only.

2.  Terms of Limited Guarantee.

(a) This Limited Guarantee is one of payment, not collection, and a separate action or actions may be brought and prosecuted against the Guarantors to enforce this Limited Guarantee, irrespective of whether any action is brought against Parent or any other Person or whether Parent or any other Person is joined in any such action or actions; provided that no action or actions may be brought against a Guarantor under this Limited Guarantee unless such action or actions are also brought simultaneously against all the other Guarantors, and the Guaranteed Party shall not release any of the Guarantors from any obligations except to the extent all the Guarantors under this Limited Guarantee are released simultaneously or the provisions of this Limited Guarantee are amended or waived on terms and conditions no less favorable to any of the Guarantors than the others. Notwithstanding anything to the contrary contained in this Limited Guarantee or any other document, the obligations of each Guarantor under this Limited Guarantee shall be several and not joint.

(b) Subject to the other provisions in this Limited Guarantee, the liability of each Guarantor under this Limited Guarantee shall, to the fullest extent permitted under applicable Laws, be absolute, irrevocable and unconditional, irrespective of:

(i) the value, genuineness, validity, illegality or enforceability of the Merger Agreement or any other agreement or instrument referred to herein or therein;

(ii) any release or discharge of any obligation of Parent contained in the Merger Agreement resulting from any change in the corporate existence, structure or ownership of Parent, or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding affecting Parent or any of its assets;

(iii) any amendment or modification of the Merger Agreement, or any change in the manner, place or terms of payment or performance of, any change or extension of the time of payment or performance of, or any renewal or alteration of any Guaranteed Percentage of the Guaranteed Obligation or Guaranteed Obligation, any escrow arrangement or other security therefor, or any liability incurred directly or indirectly in respect thereof;

(iv) the existence of any claim, set-off or other right that any Guarantor may have at any time against Parent or the Guaranteed Party, whether in connection with any Guaranteed Percentage of the Guaranteed Obligation or Guaranteed Obligation or otherwise;

(v) the failure of the Guaranteed Party to assert any claim or demand or enforce any right or remedy against Parent or any Guarantor or any other Person primarily or secondarily liable with respect to any Guaranteed Percentage of the Guaranteed Obligation or Guaranteed Obligation (other than as and if required by Section 2(a));

(vi) the adequacy of any other means the Guaranteed Party may have of obtaining repayment of the Guaranteed Obligation; or

(vii) any other act or omission that may in any manner or to any extent vary the risk of any Guarantor or otherwise operate as a discharge of any Guarantor as a matter of law or equity (other than as a result of payment of the Guaranteed Obligation in accordance with the Guaranteed Percentage or otherwise its terms);

other than in each case with respect to (A) defenses to the payment of the Guaranteed Obligation that are applicable to Parent under the Merger Agreement or (B) breach by the Guaranteed Party of this Limited Guarantee, including, without limitation, the limitations set forth in Section 3 below, and notwithstanding any other provision of this Limited Guarantee to the contrary, each Guarantor may assert, as a defense to, or release or discharge of, any payment or performance by such Guarantor under this Limited Guarantee, any claim, set-off, deduction, defense or release that Parent or Merger Sub could assert against the Guaranteed Party under the terms of, or with respect to, the Merger Agreement that would relieve each of Parent and Merger Sub of its obligations under the Merger Agreement with respect to the Guaranteed Percentage of the Guaranteed Obligation and Guaranteed Obligation.

(c) Each Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of the Guaranteed Obligation and notice of or proof of reliance by the Guaranteed Party upon this Limited Guarantee or acceptance of this Limited Guarantee. Without expanding the obligations of the Guarantors hereunder, the Guaranteed Obligation shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guarantee, and all dealings between Parent and/or the Guarantors, on the one hand, and the Guaranteed Party, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guarantee. Except as provided in Section 2(a), when pursuing its rights and remedies hereunder against the Guarantors, the Guaranteed Party shall be under no obligation to pursue such rights and remedies it may have against Parent or any other Person for the Guaranteed Percentage of the Guaranteed Obligation or Guaranteed Obligation or any right of offset with respect thereto, and any failure by the Guaranteed Party to pursue such other rights or remedies or to collect any payments from Parent or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Guaranteed Party of Parent or any such other Person or any right of offset, shall not relieve any Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

(d) Each Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein (except for notices to be provided to Parent and its counsel pursuant to the terms of the Merger Agreement).

(e) The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Percentage of the Guaranteed Obligation or Guaranteed Obligation in the event that Parent becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantors’ obligations hereunder. In the event that any payment to the Guaranteed Party in respect of the Guaranteed Obligation is rescinded or must otherwise be returned for any reason whatsoever, the Guarantors shall remain liable hereunder with respect to the Guaranteed Obligation as if such payment had not been made so long as this Limited Guarantee has not terminated in accordance with its terms.

3.  Sole Remedy; No Recourse. The Guaranteed Party acknowledges and agrees that the sole asset of Parent is cash in a de minimis amount and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs. Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party further agrees that neither it nor any other Person (including, without limitation, the Guaranteed Party’s equityholders, Affiliates and Subsidiaries) has any right of recovery against, and no personal liability shall attach to, the Guarantors, any Affiliate of the Guarantors, (as applicable) any former, current or future director, officer, employee, agent of the Guarantors or their Affiliates, any former, current or future assignee of the Guarantors, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate, controlling person, representative or assignee of any of the foregoing (each such Person, a “Related Person”), through Parent or otherwise, whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil, by or through a claim by or on behalf of Parent against the Guarantors or any Related Person (except for any claim under the Rollover and Support Agreement among Parent and the Guarantors in accordance with the terms thereof), or otherwise, except for its rights against the Guarantors under this Limited Guarantee. Recourse against the Guarantors under this Limited Guarantee shall be the sole and exclusive remedy of (i) the Guaranteed Party and (ii) all of the Guaranteed Party’s equityholders, Affiliates and Subsidiaries against the Guarantors and any Related Person (other than Parent) in respect of any liabilities or obligations arising under, or in connection with, this Limited Guarantee, the Merger Agreement or the transactions contemplated hereby or thereby, including by piercing the corporate, limited liability company or limited partnership veil or by a claim by or on behalf of Parent. The Guaranteed Party hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates and Subsidiaries not to institute, any proceeding or bring any other claim arising under, or in connection with, this Limited Guarantee, the Merger Agreement or the transactions contemplated hereby or thereby (or the failure of such to be consummated), against the Guarantors or any Related Person, except for (A) claims of the Guaranteed Party against the Guarantors under and in accordance with this Limited Guarantee and (B) claims of the Guaranteed Party against Parent or Merger Sub under and in accordance with the Merger Agreement, and the Guaranteed Party hereby, on behalf of itself and its Affiliates and Subsidiaries, waives any and all claims arising under, or in connection with, the Merger Agreement, this Limited Guarantee or, in each case, the transactions contemplated hereby or thereby against the Guarantors or any Related Person and releases such Persons from such claims, in each case, except for claims described in clauses (A) and (B) of this sentence (each, a “Permitted Claim”). Nothing set forth in this Limited Guarantee shall confer or give or shall be construed to confer or give to any Person (including any Person acting in a representative capacity) other than the Guaranteed Party any rights or remedies against any Person, including the Guarantors, except as expressly set forth herein.

4.  Subrogation. No Guarantor will exercise against Parent any rights of subrogation or contribution, whether arising by contract or operation of law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by him pursuant to the provisions of Section 1 hereof unless and until the Guaranteed Obligation has been paid in full.

5.  Termination. This Limited Guarantee shall terminate (and the Guarantors shall have no further obligations hereunder) upon the earliest to occur of (a) the Effective Time, (b) the payment in full of the Guaranteed Obligation, or (c) the termination of the Merger Agreement in accordance with its terms by mutual consent of Parent and the Guaranteed Party or under circumstances in which Parent and Merger Sub would not be obligated to pay the Parent Termination Fee in accordance with the Merger Agreement. Notwithstanding the immediately preceding parenthetical, all obligations of the Guarantors hereunder shall expire automatically three months after the termination of the Merger Agreement for any reason without any further obligations of the Guarantors hereunder, unless a claim for payment of the Guaranteed Obligation is made prior to the end of such three-month period. In the event that the Guaranteed Party or any of its equityholders, Affiliates or Subsidiaries asserts in any litigation or other proceedings relating to this Limited Guarantee or the Merger Agreement (i) that the provisions hereof (including, without limitation, Section 1 hereof limiting a Guarantor’s aggregate liability to the Maximum Amount or Section 3 hereof relating to the sole and exclusive remedies of the Guaranteed Party and its equityholders, Affiliates and Subsidiaries against such Guarantor or any Related Person) are illegal, invalid or unenforceable, in whole or in part, or (ii) any theory of liability against any Guarantor or any Related Person with respect to the transactions contemplated by this Limited Guarantee or the Merger Agreement other than any Permitted Claim, then (x) the obligations of such Guarantor under this Limited Guarantee shall terminate ab initio and be null and void, (y) if such Guarantor has previously made any payments under this Limited Guarantee, he shall be entitled to recover such payments from the Guaranteed Party and (z) neither such Guarantor nor any Related Persons shall have any liability to the Guaranteed Party or any of its equityholders, Affiliates or Subsidiaries with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement or this Limited Guarantee.

6. Continuing Guarantee. Except to the extent terminated pursuant to the provisions of Section 5 hereof, this Limited Guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligation, shall be binding upon the Guarantors and their assigns, and shall inure to the benefit of, and be enforceable by, the Guaranteed Party and its successors, permitted transferees and permitted assigns; provided that notwithstanding anything to the contrary in this Limited Guarantee, the provisions of this Limited Guarantee that are for the benefit of any Related Person (including the provisions of Sections 3, 5, 11, 12 and 15) shall indefinitely survive any termination of this Limited Guarantee for the benefit of the Guarantors and any Related Persons. All obligation to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

7. Entire Agreement. This Limited Guarantee, the Merger Agreement and any other document contemplated hereby and thereby constitute the entire agreement with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, among Parent and/or the Guarantors or any of their respective Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand, and this Limited Guarantee is not intended to and shall not confer upon any Person (including, without limitation, the Guaranteed Party’s equityholders, Affiliates and Subsidiaries) other than the parties hereto and any Related Person any rights or remedies expressly provided herein.

8.  Amendments and Waivers. Any provision of this Limited Guarantee may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Guarantors and the Guaranteed Party or, in the case of a waiver, by the party or parties against whom the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.  Counterparts. This Limited Guarantee may be executed in counterparts (including by facsimile or electronically transmitted signature pages), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

10.  Notices. All notices, requests, claims, demands and other communications hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable international overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

(a) If to a Guarantor, to the address set forth opposite to such Guarantor’s name on Schedule A attached hereto.

(b) If to the Guaranteed Party, as provided in Section 9.2(b) of the Merger Agreement.

11.  Governing Law. This Limited Guarantee shall be interpreted, governed by and construed in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

12.  Jurisdiction; Waiver of Service of Process.

(a)  Jurisdiction. In the event any dispute arises among the parties hereto out of or in relation to this Limited Guarantee, including any dispute regarding its breach, termination or validity, the parties shall attempt in the first instance to resolve such dispute through friendly consultations. If any dispute has not been resolved by friendly consultations within thirty (30) days after any party has served written notice on the other parties requesting the commencement of such consultations, then any party may demand that the dispute be finally settled by arbitration in accordance with the following provisions of this Section 12. The arbitration shall be conducted in accordance with the Hong Kong International Arbitration Centre (“HKIAC”) Administered Rules in force when a notice of arbitration is submitted. The seat and venue of the arbitration shall be Hong Kong and the language of the arbitration shall be English. The appointing authority shall be the HKIAC. There shall be three arbitrators. One arbitrator shall be nominated by the claimant(s), irrespective of number, and one arbitrator shall be nominated by the respondent(s), irrespective of number. If the respondent(s) shall abstain from nominating their arbitrator, the HKIAC shall appoint such arbitrator. The two arbitrators so chosen shall select a third arbitrator; provided that if such two arbitrators shall fail to choose a third arbitrator within 30 days after such two arbitrators have been selected, the HKIAC, upon the request of any party, shall appoint a third arbitrator. The third arbitrator shall be the presiding arbitrator. The parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it shall not be disclosed beyond the tribunal, the parties, their legal and professional advisers, and any Person necessary for the conduct of the arbitration, unless otherwise required by Law or the parties hereto otherwise agree in writing. The parties agree that all documents and evidence submitted in the arbitration (including without limitation any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless otherwise required by Law or the parties hereto otherwise agree in writing. Upon and after the submission of any dispute to arbitration, the parties shall continue to exercise their remaining respective rights, and fulfill their remaining respective obligations under this letter agreement, except insofar as the same may relate directly to the matters in dispute. The parties hereby agree that any arbitration award rendered in accordance with the provisions of this Section 12 shall be final and binding upon them, and the parties further agree that such award may be enforced by any court having jurisdiction over the party against which the award has been rendered or the assets of such party wherever the same may be located.

(b)  Service of Process. Each party hereto hereby (i) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Limited Guarantee in any manner permitted by New York law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10, will constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clauses (i) or (ii) does not constitute good and valid service of process.

13.  Representations and Warranties. Each of the Guarantors hereby represents and warrants to the Guaranteed Party, and the Guaranteed Party hereby represents and warrants to the Guarantors that: (a) he/it has all necessary power and authority to execute, deliver and perform this Limited Guarantee; (b) in the case of the Guaranteed Party, the execution, delivery and performance of this Limited Guarantee by it has been duly and validly authorized and approved by all necessary action, and no other proceedings or actions on the part of such party are necessary therefor; (c) this Limited Guarantee has been duly and validly executed and delivered by him/it and constitutes a valid and legally binding obligation of him/it, enforceable against him/it in accordance with its terms (subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law)); (d) the execution, delivery and performance by him/it of this Limited Guarantee do not and will not violate its organizational documents (if applicable) or violate any applicable Law or conflict with any material agreement binding on him/it; (e) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guarantee by him/it have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guarantee; and (f) for so long as this Limited Guarantee shall remain in effect in accordance with its terms, each Guarantor or his Affiliates shall have the cash on hand and/or capital commitments required to fund the Guaranteed Obligation.

14.  No Assignment. Neither this Limited Guarantee nor any of the rights, interests or obligations hereunder shall be assignable without the prior written consent of the Guaranteed Party (in the case of an assignment by a Guarantor) or all the Guarantors (in the case of an assignment by the Guaranteed Party).

15. Waiver of Jury Trial. EACH OF THE PARTIES TO THIS LIMITED GUARANTEE HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LIMITED GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 15.

16. Severability. Any term or provision of this Limited Guarantee which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Limited Guarantee in any jurisdiction and, if any provision of this Limited Guarantee is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable; provided that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable hereunder to the Maximum Amount provided in Section 1 hereof and to the provisions of Sections 3 and 5 hereof. No party hereto shall assert, and each party shall cause its/his respective equityholders, Affiliates and Subsidiaries not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable.

17. Headings. Headings of the sections of this Limited Guarantee are for convenience only and shall be given no substantive or interpretive effect whatsoever. When a reference is made in this Limited Guarantee to a particular section, such reference shall be to a section of this Limited Guarantee only, unless otherwise indicated.

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IN WITNESS WHEREOF, the undersigned have caused this Limited Guarantee to be executed and delivered as of the date first written above.

GUARANTORS
Zhili Wang

By:	/s/ ZHILI WANG

Debao Wang

By:	/s/ DEBAO WANG

Guoan Xu

By:	/s/ GUOAN XU

Qingmao Zhang

By:	/s/ QINGMAO ZHANG

Long Lin

By:	/s/ LONG LIN

Jishan Sun

By:	/s/ JISHAN SUN

Signature Page to Limited Guarantee

IN WITNESS WHEREOF, the undersigned have caused this Limited Guarantee to be executed and delivered as of the date first written above.

GUARANTEED PARTY

China Customer Relations Centers, Inc.

By:	/s/ Tianjun Zhang
Name:	Tianjun Zhang
Title:	Director

Signature Page to Limited Guarantee

SCHEDULE A

Guarantors	Guaranteed Percentage	Address
Zhili Wang	49.67%	1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, 271000 People’s Republic of China
Debao Wang	13.42%	1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, 271000 People’s Republic of China
Guoan Xu	1.54%	1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, 271000 People’s Republic of China
Qingmao Zhang	14.73%	No. 502, Unit 2, Building 3, Zhonglian, Section 2, East Area of Huanshan Community, Lixia District, Jinan City, Shandong Province, 250000 People’s Republic of China
Long Lin	9.48%	No. 503, Unit 3, Building 8, Youdian Xincun, Shizhong District, Jinan City, Shandong Province, 250000 People’s Republic of China
Jishan Sun	11.16%	Room 201, Unit 1, Building A11, No. 1373, Aolan Road, Jimo City, Shandong Province, 266200 People’s Republic of China
Total	100%

Schedule A to Limited Guarantee